

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

<u>Via E-mail</u>
Steven N. Bronson
Chief Executive Officer
Ridgefield Acquisition Corp
225 N. E. Mizner Boulevard, Suite 400
Boca Raton, FL 33432

     Re: Ridgefield Acquisition Corp.
           Form 10-K for Fiscal Year Ended December 31, 2010
           Filed March 31, 2011
           File No. 000-16335

Dear Mr. Bronson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/Tia L. Jenkins

                        Tia L. Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel and
                        Mining